

December 22, 2010

<u>Via U.S. Mail and Facsimile to (610) 940-1676</u>
Mr. Fred M. Powell
Chief Financial Officer
BMP Sunstone Corporation
600 W. Germantown Pike
Suite 400
Plymouth Meeting, PA 19462

> **Re: BMP Sunstone Corporation**
> **Item 4.01 Form 8-K**
> **Filed December 17, 2010**
> **File No. 001-32980**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 8-K filed December 17, 2010</u>

1. We note the letter from your former accountant is signed by JBPB & Co. Please tell us whether JBPB & Co. is registered with the Public Company Accounting Oversight Board, and if so, the name under which it is registered. In addition, tell us how JBPB & Co. relates to Grant Thornton, Hong Kong, and explain to us why Grant Thornton, Hong Kong did not sign the letter. See Item 601(b)(16) of Regulation S-K. Your disclosure under Item 4.01 states the Audit Committee approved the dismissal of Grant Thornton, the Hong Kong member firm of Grant Thornton International, Ltd. but does not mention JBPB & Co.

2. We note that you engaged Grant Thornton, the China member firm of Grant Thornton International. Please confirm with us the successor accounting firm is registered with the Public Company Accounting Oversight Board, United States, and tell us the name which the firm is registered. We note Grant Thornton issued a press release on November 2, 2010 stating Jingdu Tianhua Hong Kong will be the new Grant Thornton member firm in Hong Kong.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call Brian McAllister at (202) 551-3341.

       Sincerely,

       Ryan C. Milne
       Accounting Branch Chief